EXHIBIT 12.1

Statement of Computation of Ratios
						Three
						Months Ended
	Year Ended December 31,					March 31,
	2004	2005	2006	2007	2008	2009
	(in thousands)
Earnings:
Net Loss	$(2,804)	$(3,463)	$(5,286)	$(5,388)	$(8,112)	$(318)
Add: Fixed charges	-	-	-	41	102	23
Earnings as defined	$(2,804)	$(3,463)	$(5,286)	$(5,347)	$(8,010)	$(295)

Fixed Charges:
Interest expensed	-	-	-	34	94	21
Interest portion of operating lease expense	-	-	-	7	8	1
Total fixed charges	-	-	-	41	102	23

Ratio of earning to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A

(1) Earnings were insufficient to cover fixed charges by approximately $2.8 million, $3.5 million, $5.3 million, $5.4 million, and $8.1 million for the years ended December 31, 2004, 2005, 2006, 2007, and 2008, respectively.